Exhibit 99.1
Caesarstone Reports 2019 Second Quarter Financial Results

•	Quarterly Revenue of $141.1 million
•	Net Income of $6.4 million, or $0.19 per share
•	Adjusted net income of $7.9 million, or $0.23 per share
•	Adjusted EBITDA of $19.2 million
•	Began effectively executing Global Growth Acceleration Plan
•	Reiterates Adjusted EBITDA and updates revenue outlook for full year 2019

MP MENASHE, Israel - August 7, 2019 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2019.

Yuval Dagim, Chief Executive Officer, commented, “In the first half of 2019, we have put in place our new core leadership team, initiated our Global Growth Acceleration Plan, and deployed execution teams across our footprint. In combination with the realignment of our North American region earlier this year, our progress is demonstrated by encouraging results in our core U.S. business. We see great opportunity in the underpenetrated U.S. quartz market and will continue to focus on leveraging our U.S. distribution platform to capture higher share over time. Outside of the U.S., the global dynamics following the U.S. duties on Chinese countertop imports resulted in softer than expected performance in many of our markets, which are adjusting to the new conditions. We are confident that we have the right plan, strategy and team to achieve our long term goals.”

Ophir Yakovian, Chief Financial Officer, added, “Our second quarter results reflect our efforts to improve efficiencies and control costs under challenging market conditions. Our core business in the U.S. grew 12%, largely attributed to the changes in our U.S. operations under the new leadership team. This partially offset an overall decline in most other regions. In addition, the actions that we implemented last quarter have favorably impacted gross margin and produced efficiencies in operating expenses as a percentage of revenue. Initial success with our Global Growth Acceleration Plan gives us confidence that we can achieve many of our full year and long-term goals.”

Second Quarter 2019 Results

Revenue in the second quarter of 2019 was $141.1 million compared to $149.2 million in the prior year quarter. On a constant currency basis, second quarter revenue was lower by 2.9% year-over-year. Sales improvement in the Company’s core business in the U.S. and the continued strong momentum in the U.K. was more than offset by softer than expected performance in Australia and Canada as well as weaker results in Ikea U.S. and in other regions.

Gross margin in the second quarter was 28.2% compared to 32.4% in the prior year quarter. Adjusted gross margin in the second quarter was 27.3% compared to 32.4% in the prior year quarter. The lower adjusted gross margin mainly reflects increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization and foreign exchange headwinds, partly offset by lower raw material costs.

Operating expenses in the second quarter were $29.2 million, or 20.7% of revenue, compared to $35.1 million, or 23.5% of revenue, in the same quarter last year. Excluding legal settlements and loss contingencies, operating expenses decreased to 19.4% of revenue, compared to 21.7% in the prior year second quarter mainly due to lower marketing and sales expenses.

Operating income in the second quarter was $10.6 million compared to $13.3 million in the prior year quarter.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $19.2 million in the second quarter, representing a margin of 13.6%. This compares to adjusted EBITDA of $24.6 million, representing a margin of 16.5%, in the prior year quarter. This year-over-year margin comparison primarily reflects the lower gross margin partly offset by lower operating expenses, as described above.

Finance expenses in the second quarter were $1.8 million compared to finance expenses of $0.5 million in the prior year quarter. The difference was primarily attributable to the negative impact of the U.S. dollar appreciation against the Company’s other main currencies.

Net income attributable to controlling interest for the second quarter was $6.4 million, compared to net income of $11.0 million in the prior year quarter. Diluted net income per share for the second quarter was $0.19, compared to diluted net income per share of $0.32 in the prior year quarter.  Adjusted diluted net income per share for the second quarter was $0.23 on 34.5 million shares, compared to $0.43 on 34.4 million shares in the prior year quarter.

Balance Sheet

The Company's balance sheet as of June 30, 2019 remained strong, including cash, cash equivalents and short-term bank deposits of $99.4 million with no financial debts to banks.

The Company’s dividend policy provides for a quarterly cash dividend in the range of $0.10 to $0.15 per share up to the lesser of 50% of reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the second quarter, based on its second quarter reported net income attributable to controlling interest.

Global Growth Acceleration Plan

In May 2019, the Company began executing its Global Growth Acceleration Plan. The plan is designed to improve operational inefficiencies and reignite growth through a variety of projects across our business and a better alignment of resources.

As previously announced, during the second quarter, the Company reduced its global headcount by approximately 7% across all business units and regions to gain efficiencies in a range of areas including production, supply chain and general & administrative functions. As part of the headcount reductions, the Company temporarily reduced effective capacity at its U.S. manufacturing facility by 50%.

The Company also commenced a range of projects to expand its selling efforts in key markets, improve production and supply chain efficiency, enhance its innovative portfolio of premier product offerings, implement a digital transformation within the Company, and streamline core processes.

Beyond currently identified opportunities, the Company will continue to pursue additional avenues to drive efficiencies and to accelerate growth through its multi-year Global Growth Acceleration Plan.

Outlook

The Company updates its 2019 revenue outlook, expecting revenue to be in the range of $550 million to $565 million, and reiterates its adjusted EBITDA outlook to be in the range of $72 million to $80 million.  The revised revenue outlook primarily anticipates a continuation of soft market conditions outside the U.S. with its unchanged adjusted EBITDA outlook achieved through cost saving initiatives.

Conference Call Details

The Company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Second Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13693003. The replay will be available beginning at 11:30 a.m. ET on Wednesday, August 7, 2019 and will last through 11:59 p.m. ET on Wednesday, August 14, 2019.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 40 countries where the four distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Concetto. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules to this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including expectations of the results of its business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Public Relations:
Caesarstone - Maya Lustig
Maya.Lustig@caesarstone.com
+ 972 54 677 8100

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$99,360	$93,562
Trade receivables, net	83,533	72,555
Other accounts receivable and prepaid expenses	32,418	25,495
Inventories	136,801	158,492

Total current assets	352,112	350,104

LONG-TERM ASSETS:

Severance pay fund	3,421	3,591
Other long-term receivables	5,603	5,435
Deferred tax assets, net	7,638	6,372
Long-term deposits and prepaid expenses	2,979	2,799
Right of use assets	74,159	-
Property, plant and equipment, net	207,573	213,338
Goodwill	35,214	35,283

Total long-term assets	336,587	266,818

Total assets	$688,699	$616,922

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$-	$7,567
Trade payables	45,134	55,787
Related party and other loan	2,092	2,908
Short term legal settlements and loss contingencies	18,513	13,146
Accrued expenses and other liabilities	43,001	31,873

Total current liabilities	108,740	111,281

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,036	7,089
Legal settlements and loss contingencies long-term	25,405	26,089
Long-term lease liabilities	65,219	-
Accrued severance pay	4,518	4,695
Long-term warranty provision	1,296	1,267

Total long-term liabilities	104,474	39,140

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	155,478	153,593
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(2,087)	(3,177)
Retained earnings	366,740	360,731

Total equity	475,485	466,501

Total liabilities and equity	$688,699	$616,922

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues	$141,071	$149,243	$269,268	$285,301
Cost of revenues	101,308	100,914	198,236	202,728

Gross profit	39,763	48,329	71,032	82,573

Operating expenses:
Research and development	1,280	885	2,222	1,641
Marketing and selling	15,579	20,249	32,653	38,609
General and administrative	10,572	11,244	21,605	22,448
Legal settlements and loss contingencies, net	1,729	2,676	3,305	5,173

Total operating expenses	29,160	35,054	59,785	67,871

Operating income	10,603	13,275	11,247	14,702
Finance expenses (income), net	1,825	531	2,147	(9)

Income before taxes on income	8,778	12,744	9,100	14,711
Taxes on income	2,364	1,703	3,091	2,214

Net income	$6,414	$11,041	$6,009	$12,497

Net income (loss) attributable to non-controlling interest	-	(31)	-	6
Net income attributable to controlling interest	$6,414	$11,010	$6,009	$12,503
Basic net income per ordinary share (*)	$0.19	$0.32	$0.17	$0.37
Diluted net income per ordinary share (*)	$0.19	$0.32	$0.17	$0.37
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,380,799	34,360,872	34,373,848	34,352,449
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,425,797	34,379,948	34,427,899	34,387,420

(*) The numerator for the calculation of net income per share for the three and six months ended June 30, 2018 has been increased by approximately $0.1 million and $0.1 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2019	2018
	(Unaudited)
Cash flows from operating activities:

Net income	$6,009	$12,497
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,862	14,382
Share-based compensation expense	1,884	392
Accrued severance pay, net	(8)	(583)
Changes in deferred tax, net	(1,242)	(3,868)
Capital loss	338	75
Legal settlemnets and loss contingencies, net	3,305	5,173
Increase in trade receivables	(10,479)	(7,382)
Increase in other accounts receivable and prepaid expenses	(4,726)	(5,970)
Decrerase (increase) in inventories	21,571	(23,280)
Decrease in trade payables	(9,800)	(3,744)
Increase (decrease) in warranty provision	(82)	154
Changes in right of use assets	(74,159)	-
Changes in lease liabilities	76,385	-
Increase (decrease) in accrued expenses and other liabilities including related party	2,088	(8,155)

Net cash provided by (used in) operating activities	25,946	(20,309)

Cash flows from investing activities:

Purchase of property, plant and equipment	(11,955)	(7,831)
Proceeds from sale of property, plant and equipment	54	2
Increase in long term deposits	(192)	(53)

Net cash used in investing activities	(12,093)	(7,882)

Cash flows from financing activities:

Dividend paid	-	(9,960)
Dividend paid by subsidiary to non-controlling interest	-	(559)
Changes in short-term bank credit and loans, net	(7,771)	5,369
Repayment of a financing leaseback related to Bar-Lev transaction	(588)	(587)

Net cash used in financing activities	(8,359)	(5,737)

Effect of exchange rate differences on cash and cash equivalents	304	(139)

Incresase (decrease) in cash and cash equivalents and short-term bank deposits	5,798	(34,066)
Cash and cash equivalents and short-term bank deposits at beginning of the period	93,562	138,707

Cash and cash equivalents and short-term bank deposits at end of the period	$99,360	$104,641

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(2,500)	186

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$39,763	$48,329	$71,032	$82,573
Non-recurring import related income	(2,611)	-	(1,501)	-
Other non-recurring items (*)	1,367	-	1,367	-
Adjusted Gross profit (Non-GAAP)	$38,519	$48,329	$70,898	$82,573

(*)	Including one time amortization of machinnery equipment with no future alternative use, and one time charge related to reduction in headcount.
Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$6,414	$11,041	$6,009	$12,497
Finance expenses (income), net	1,825	531	2,147	(9)
Taxes on income	2,364	1,703	3,091	2,214
Depreciation and amortization (*)	8,099	7,132	14,862	14,382
Legal settlements and loss contingencies, net (a)	1,729	2,676	3,305	5,173
Share-based compensation expense (b)	832	362	1,884	392
Non-recurring import related income	(2,611)	-	(1,501)	-
Other non-recurring items (c)	504	1,157	993	1,157

Adjusted EBITDA (Non-GAAP)	$19,156	$24,602	$30,790	$35,806

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)
Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(*)	Including one time amortization of machinnery equipment with no future alternative use.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$6,414	$11,010	$6,009	$12,503
Legal settlements and loss contingencies, net (a)	1,729	2,676	3,305	5,173
Share-based compensation expense (b)	832	362	1,884	392
Non-recurring import related income	(2,611)	-	(1,501)	-
Other non-recurring items (c)	1,704	1,157	2,193	1,157
Total adjustments	1,654	4,195	5,881	6,722
Less tax on non-tax adjustments (d)	140	355	885	1,012
Total adjustments after tax	1,514	3,840	4,996	5,710

Adjusted net income attributable to controlling interest (Non-GAAP)	$7,928	$14,850	$11,005	$18,213
Adjusted diluted EPS (e)	$0.23	$0.43	$0.32	$0.53

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)
Relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount, one time amortization of machinnery equipment with no future alternative use, and in 2018 also relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(d)
Tax adjustments for the three and six months ended June 30, 2018 was based on the effective tax rates for these periods. For the three and six months ended June 30, 2019 the Company applied the effective tax rates used in the comparable figures as current effective tax rate is not indicative for the on-going business.

(e)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

USA (*)	$64,590	$60,358	$121,007	$117,108
Australia (incl. New Zealand)	28,294	34,731	53,508	63,635
Canada (*)	23,341	27,349	43,519	50,704
Israel	8,766	9,125	19,507	20,916
Europe	9,981	9,133	18,787	16,565
Rest of World	6,099	8,547	12,940	16,373
	$141,071	$149,243	$269,268	$285,301

(*)	Total revenues for the three and six months ended June 30, 2019 and 2018 in the North American region were $87,931 and $164,526, and $87,707 and $167,812, respectively.